

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

Via E-mail
Howard Siegel
President, Chief Executive Officer and Chief Financial Officer
Northern Mineral & Exploration Ltd.
1301 Avenue M
Cisco, TX 76437

> **RE:** **Northern Minerals & Exploration Ltd.**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed November 13, 2013**
> **File No. 333-146934**

Dear Mr. Siegel:

We issued comments to Ramzan Savji, your former President, Chief Executive Officer and Chief Financial Officer, on the above captioned filing on February 21, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 19, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of this matter. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of this matter, consistent with the staff's decision to release publicly comment letters and response letters relating to matters it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Patrick Kuhn at (202) 551-3308 with any questions. You may also contact me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief